THE SILVERFERN GROUP, INC.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2024
(With Reports of Independent Registered Public Accounting Firm
Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 65167

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/24   AND ENDING   12/31/24

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Silverfern Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 W. Putnam Avenue, Suite 300

(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KATHY EFREM	(212) 897-1686	kefrem@integratedsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Clive Holmes, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Silverfern Group, Inc. for the period ended December 31, 2024, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Clive R. Holmes

Signature

Chief Executive Officer

Title

Subscribed and sworn

to before me 3/27/25

LINDSEY BREEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR0012320
Qualified in Erie County
My Commission Expires 08-21-2027

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Silverfern Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

As described in Note 8 to the financial statements, the Company was named as a co-defendant in a legal proceeding filed against an affiliated investment adviser. In February 2025, a court issued a judgement against the defendants in which the defendants are appealing. The affiliate has stated its intention to assume full financial responsibility for the material monetary judgement. However, the outcome of the appeal is uncertain, we were unable to obtain sufficient appropriate audit evidence to determine whether any liability should be recognized or disclosed in the financial statements. Accordingly, we were unable to determine whether any adjustments to the financial statements might be necessary.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 6, the Company incurred a net loss and negative operating cash flows for the year ended December 31, 2024. In addition, as described in Note 8, the Company filed Form BDW with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on March 11, 2025, to withdraw its broker-dealer registration. The Company is also a co-defendant in litigation that resulted in a material judgment. These conditions raise substantial doubt about the

Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

YSL & Associates LLC

We have served as The Silverfern Group, Inc. auditor since 2023.

New York, NY

April 8, 2025

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

ASSETS

Cash	$	86,397
Due from affiliate		22
Prepaid asset		9,760
TOTAL ASSETS	$	96,179

AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable & Accrued Expenses	$	30,438
TOTAL LIABILITIES		30,438
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized		
1,600 shares issued and outstanding		705,760
Accumulated deficit		(640,019)
TOTAL STOCKHOLDER'S EQUITY		65,741
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	96,179

The accompanying notes are an integral part of this financial statement.

THE SILVERFERN GROUP, INC.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 - <u>Organization</u>

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merchant banking and related financial advisory services to institutional clients and certain other investors. The Company does not hold customers' cash or securities.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Codification, Topic 606, Revenue from Contracts with Customers, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

<u>Advisory</u>

The Company provides advisory services in connection with sales of investment partnership interests. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

The Company had no outstanding receivable balance as of January 1, 2024 and December 31, 2024. The Company had no contract assets or contract liabilities as of January 1, 2024 and December 31, 2024.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of certain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

The Company files an income tax return in the U.S. federal jurisdiction and files income tax returns in various U.S. state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

<u>Current Expected Credit Loss</u>

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net

THE SILVERFERN GROUP, INC.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Note 2 - Summary of Significant Accounting Policies (continued)

Current Expected Credit Loss (continued)

amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2024.

Note 3 - Income Taxes

On April 24, 2024, the Company was notified by the State of California that the Company owed certain corporate income taxes were due for prior years and a lien of $56,652 was placed on the Company's bank accounts. In December 2024, the State of California returned $44,398 (for a tax payment of $12,254) to the Company after the satisfactory completion of required tax filings and the dissolution of the Company's California state registration.

Note 4 - Concentrations

The Company maintains all of its cash balances in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

The Company has entered into a management service agreement with The Silverfern Group MGMT, LLC, a New York limited liability company ("SGM"). The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with certain affiliates to provide consulting and management services on specific engagements of the Company. An analysis of these amounts for the year ended December 31, 2024 is as follows:

Management Services	$	-
Payroll Expense		26,420
Other office expenses		13,320
Rent Expense		1,260
Total	**$**	**41,000**

Due from affiliate represents amounts advanced for future expenses to be incurred by affiliates on behalf of the Company. The amounts recognized in the Statement of Operations are not necessarily the amounts that would have been recognized by the Company had it incurred said expenses with unrelated third parties.

THE SILVERFERN GROUP, INC.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Note 6 – Going Concern

ASC -205 requires management to evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. The Company incurred a net loss during the year, had negative cash flows from operations and had excess net capital of $35,959 at December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern. To alleviate any doubt about the Company's ability to continue as a going concern, the sole shareholder has committed to provide additional funding to support the Company operations, if necessary.

Note 7 - Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that equity capital may not be withdrawn if certain net capital requirements are not met. At December 31, 2024, the Company had net capital of $40,959, which exceeds its requirements by $35,959.

During the period of April 24, 2024 to December 10, 2024 (See Note 3), the Company was in a net capital deficient position of ($61,883) and did not conduct any business as a broker-dealer.

The Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

Note 8 – Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events from December 31, 2024 through the date the financial statements were issued and has noted that there are no additional events that require disclosure or adjustment to the financial statements other than: 1) on March 11, 2025 the Company filed Form BDW to terminate its registration with the SEC and its membership in FINRA; and 2) the Company was named as a co-defendant in a legal proceeding filed against an affiliated investment adviser. In February 2025, a court issued a judgement against the defendants in which the defendants are appealing. The affiliate has stated its intention to assume full financial responsibility for the material monetary judgement. Due to the ongoing appeal and uncertain outcome, the Company cannot determine the likelihood of any potential Company obligation, and consequently no liability has been recorded on the financial statements.